Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, dated June 20, 2014) of Pinnacle Entertainment, Inc. for the registration of 475,000 shares of Common Stock, par value $0.10 per share, of Pinnacle Entertainment, Inc. available for awards of nonqualified stock options and restricted stock units granted to certain employees of Pinnacle Entertainment, Inc. of our reports dated February 28, 2013, with respect to the consolidated financial statements of Ameristar Casinos, Inc., and the effectiveness of internal control over financial reporting of Ameristar Casinos, Inc., included in the Amendment No. 2 to the Current Report on Form 8-K/A of Pinnacle Entertainment, Inc., filed on March 19, 2014 with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada

June 20, 2014